                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER

  PARTICIPATION IN THE PROJECT OF THE DEVELOPMENT OF NICKEL MINE AND BUILDING A
                       PROCESSING PLANT IN NEW CALEDONIA

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of  October 21, 2004



Commission File Number 09929


                               MITSUI & CO., LTD.
             -------------------------------------------------------
                 (Translation of registrant's name into English)


             2-1, OHTEMACHI 1-CHOME CHIYODA-KU, TOKYO 100-0004 JAPAN
             -------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]   Form 40-F [ ]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            ----------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            ----------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes [ ]  No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    ----------



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 21, 2004

                                       MITSUI & CO., LTD.


                                       By: /s/ Tasuku Kondo
                                          --------------------------------------
                                          Name:  Tasuku Kondo
                                          Title: Executive Director
                                                 Executive Vice President
                                                 Chief Financial Officer

                                                                October 20, 2004

For immediate release

                                                              Mitsui & Co., Ltd.

Re: Participation in the project of the development of nickel mine and building a processing plant in New Caledonia

Sumitomo Metal Mining Co., Ltd. (Sumitomo) and Mitsui & Co., Ltd. (Mitsui) (Sumitomo and Mitsui, collectively referred to as the "Japanese Consortium") jointly announced today that they have reached an agreement in principle with Inco Limited (Canada) to participate jointly in the Goro Nickel Development Project (Goro Nickel Project), which is being promoted by Inco Limited in New Caledonia, and that they have concluded a Memorandum of Understanding (MOU) in order to negotiate definitive agreements with Inco concerning the terms and conditions of their acquisition and certain other arrangements covering their participation in the project.

The Goro Nickel Project is a large-scale project that will use a hydrometallurgical process technology("HPAL Project") which has received a great deal of industry attention. Recently, following the completion of the reviewing study, which indicates a total project capital cost of approximately US$1.87 billion, taking into account certain assumptions for escalation in costs and currency transaction gains and an outline of the plant, Sumitomo and Mitsui have been negotiating with Inco Limited regarding their participation in the Goro Nickel Project and have reached an agreement in principle on participation by acquiring the equity of Goro Nickel S.A., the project company for the Goro Nickel Project, from Inco Limited. The detailed terms and conditions of the equity participation have yet to be decided, but the equity position of the Japanese Consortium will be 21% (Sumitomo: 11%, Mitsui: 10%).

Sumitomo and Mitsui understand that The Goro Nickel Project has a very extensive nickel resource base and its operations are currently expected to continue a very long period of time. The Goro Nickel Project is expected to start production in the late summer of 2007 and have a life of mine capacity of 60,000 metric tonnes of nickel as nickel oxide and between 4,300 and 5,100 metric tonnes of cobalt as cobalt carbonate per year.

The Japanese Consortium will have the right to off-take nickel and cobalt in proportion to its equity ratio. The consortium will aim to respond to the growing stainless steel market in Asia led by China which is a major demand segment of nickel and to the battery market which is a major growing market for cobalt.



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Inco Limited and Sumitomo have developed a long term good relationship through joint investment in nickel projects, i.e. PT International Nickel Indonesia Tbk (Indonesia). Sumitomo has been negotiating with Inco regarding participation in the Goro Nickel Project for several years, since Sumitomo believes that the Goro Nickel Project is a promising project due to the size of its mineral resource base and expected competitiveness of its operating costs.

Sumitomo disclosed in its mid-term business plan that it regards resource and metal business as its core business. In order to achieve its goal of being a major player in non-ferrous business within ten years, Sumitomo is making a consistent effort to acquire valuable nickel business resources, such as the Coral Bay Nickel Project (Philippines), which produces nickel-cobalt mixed sulfide at its refinery. Sumitomo believes that the foundation of Sumitomo's nickel business will be strengthened by its participation in the Goro Nickel Project.

Investment in mineral resources business is one of the core strategies in Mitsui's medium term business plan ending March 2006. Mitsui believes that participation in the Goro Nickel Project will contribute to the diversification of its portfolio in mineral resources business and the reinforcement of the basis for future earnings.

Growth of world nickel demand is expected to remain stable due to the growth of nickel demand in Asia, mainly led by the IT industry and China, and there is an urgent need to cope with such growth. Both Sumitomo and Mitsui believe that participation in the Goro Nickel Project will strengthen the foundation of the nickel supply framework, not only to the domestic market, but also to foreign countries, centered around South East Asia.



                                    Address inquiries concerning this matter to:
                                                               Mitsui & Co.,Ltd.
                                               Corporate Communications Division
                                       TEL: +81-3-3285-7562/FAX: +81-3-3285-9819






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Attachment 1

                               GORO NICKEL PROJECT

The Goro Nickel Project, headed by Canadian company Inco Limited, is the largest nickel development operation ever planned. Under the plan, a high-pressure acid leaching process (HPAL) will be used to produce nickel oxide and cobalt carbonate from the extensive laterite ore deposits in the southern Goro provinces of New Caledonia.

Inco has been verifying the feasibility of the HPAL process through its pilot plant since the mid-1990s, and has achieved a high level of technical expertise. An outline of the Goro Nickel Project is as follows.

1. Operating body        : Goro Nickel SA
                           Head Quarters                 : Paris, France
                           President                     : P. Alla
                           Employee at year end          : 167 (December 2003)
                           Shareholder                   : Inco Limited (85%), BRGM* (15%)
                           (* BRGM : Bureau des Recherches Geologiques et Minieres)

2. Total Project Cost    : about US$1,878 million

3. Annual Ore Throughput : about 4 million tons

4. Annual Production     : 60,000 tons of nickel as nickel oxide
                           4,300~5,000 tons of cobalt as cobalt carbonate

5. Start up              : third quarter of 2007



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Attachment 2

                                  INCO LIMITED



Name of Company          : Inco Limited
Establishment            : 1902
Headquarters             : Toronto, Ontario, Canada
Officer of the company   : Chairman : Scott M. Hand
                           President : Peter C. Jones
Capital                  : US$2,858 million (end of 2003)
Employee at year end     : 10,478 (end of 2003)
Main Business            : Inco produces nickel ore and primary nickel,
                           and undertakes processing and other nickel-related
                           projects. The Company also produces copper, along with
                           by-products of the nickel production process in the
                           form of cobalt, gold, silver and platinum group metals.
                           Inco is the second largest nickel producer in the
                           world, after Norlisk of Russia.


Financial highlights     :                                     2003              2002              2001
(US$ million)              Net sales                          2,474             2,161             2,066
                           Net earnings (loss)                  137           (1,482)               304
                           Total assets                       9,006             8,577             9,630
                           Total liabilities                  5,144             4,790             4,353
                           Total shareholder's equity         3,862             3,787             5,277

Production highlights    :                                     2003              2002              2001
                           Primary nickel ('000 t)              187               207               203
                           Primary copper ('000 t)               91               116               114

Main mine sites          : Sudbury      : Location : Ontario, Canada.
                                          Inco's share : 100%.
                                          Sudbury has the largest sulfide ore deposit
                                          and produce nickel, copper, cobalt and
                                          other precious metal.
                           Thompson     : Location : Manitoba, Canada.
                                          Inco's share : 100%.
                           Soroako      : Location : Sulawesi Island, Indonesia.
                                          Inco's share : 59%. (Sumitomo Metal Mining 20.1%)
                                          Soroako has Lateratic nickel ore deposit
                                          and has a smelting plant at the mining site
                                          to produce nickel matt.
                           Goro         : New Caledonia

Main refineries          : Cupper Cliff : Location : Ontario, Canada
                                          Inco's share : 100%
                                          Products : nickel, nickel products, copper, gold
                                                     and silver.
                           Thompson     : Location : Manitoba, Canada
                                          Inco's share : 100%
                                          Products : nickel, cobalt and precious metals.
                           Port Corborn : Location : Ontario, Canada
                                          Inco's share : 100%
                                          Products : nickel